Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended August
	2009	2008	2007	2006	2005
	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings:
Income before income taxes	$1,033,746	$1,007,389	$936,150	$902,036	$873,221
Fixed charges	204,017	173,311	170,852	156,976	144,930
Less: Capitalized interest	(1,301)	(1,313)	(1,376)	(1,985)	(1,079)

Adjusted earnings	$1,236,462	$1,179,387	$1,105,626	$1,057,027	$1,017,072

Fixed charges:
Gross interest expense	$143,860	$120,006	$121,592	$110,568	$102,341
Amortization of debt expense	3,644	1,837	1,719	1,559	2,343
Interest portion of rent expense	56,513	51,468	47,541	44,849	40,246

Total fixed charges	$204,017	$173,311	$170,852	$156,976	$144,930

Ratio of earnings to fixed charges	6.1	6.8	6.5	6.7	7.0